UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 9, 2017

KeyStone Solutions, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1771208
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151

(Full mailing address of principal executive offices)

(703) 953-3838

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

3,000,000 Units consisting of:

3,000,000 Shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share

and

Warrants to purchase 750,000 Shares of Common Stock, par value $0.0001 per share

and

2,892,857 Shares of Common Stock, par value $0.0001 per share, issuable upon the conversion of Series A Cumulative Convertible Redeemable Preferred Stock and the exercise of Warrants

Item 1. Fundamental Changes

On May 9, 2017, KeyStone Solutions, Inc. (the “Company”), together with Brekford Corp. (“Brekford”), Novume Solutions, Inc., KeyStone Merger Sub, Inc., and Brekford Merger Sub, Inc., entered into Amendment No. 1 (the “Amendment”) to that certain Merger Agreement previously entered into by such parties on February 10, 2017 (the “Merger Agreement”), as disclosed in the Current Report on Form 1-U filed by the Company on February 14, 2017. The original terms of the Merger Agreement authorized each of the Company and Brekford to terminate the Merger Agreement if closing of the transactions contemplated under the Merger Agreement did not occur by June 1, 2017 (the “Termination Date”). The Amendment extends the Termination Date until July 31, 2017.

The foregoing information is a summary of the Amendment, is not complete, and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated herein in response to this Item 1. Readers should review the Amendment for a complete understanding of the terms and conditions associated with this transaction.

Item 4. Changes in Issuer’s Certifying Accountant

On May 9, 2017, the Company appointed BD & Company Inc. (“BD & Company”) as the Company’s independent registered public accounting firm for the Company’s fiscal years ended December 31, 2015 and 2016.

During the fiscal years ended December 31, 2015 and 2016, and during both the Company’s first quarter of 2017, which ended on March 31, 2017, and the interim period from March 31, 2017 through May 9, 2017, neither the Company nor anyone acting on its behalf consulted with BD & Company regarding (i) the application of accounting principles to a specified transaction either completed or proposed or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that BD & Company concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Amendment No. 1 to Merger Agreement, dated May 9, 2017

SIGNATURES

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KEYSTONE SOLUTIONS, INC.

Date: May 10, 2017	By:	/s/ Riaz Latifullah
Name: Riaz Latifullah
Title: Chief Financial Officer